C21 Investments Announces Restructured Acquisition of
Silver State Relief

Not for distribution to U.S. newswire services or for dissemination in the U.S.

VANCOUVER, December 12, 2018 – C21 Investments Inc. (“C21” or the “Company”) (CSE: CXXI) today announced that it has restructured the terms of the definitive purchase agreement under which C21 will acquire Nevada based Silver State Relief and Silver State Cultivation (“Silver State”). The acquisition will be effective January 1, 2019 with formal completion of the transaction to occur upon receipt of approval of Nevada Department of Taxation, which is expected in January 2019.

The restructured terms include vendor financing for US$30 million of the acquisition price. As a result, the total consideration for the acquisition has been increased by $5 million to US$39 million payable in cash and by 10 million common shares to 12.5 million common shares. After payment of US$3 million on or before December 31, 2018 and application of US$6 million of deposits previously paid, C21 will issue a US$30 million secured promissory note, bearing interest at 10% per annum, payable in quarterly instalments to be amortized over the period ending June 2020. The 12.5 million common shares will be issued on closing subject to required hold periods under applicable securities laws, and will make the owner of Silver State, Sonny Newman, C21’s largest shareholder. After completion of the acquisition, Mr. Newman will own 22% of the issued and outstanding shares of C21. In addition, the parties agreed to cancel the previously negotiated US$14 million 3-year convertible note.

Silver State is an established, profitable, vertically integrated cannabis business with trailing 12-month revenue of US$25 million. “The Silver State acquisition establishes C21’s competitive position in the Nevada market.” said Robert Cheney, President and CEO, C21 Investments. “This is the first transaction in a larger plan by C21 Investments to expand significantly in the cultivation, processing and wholesale and retail distribution of branded products throughout the State of Nevada.”

C21 Investments retains the option to acquire the real-estate assets of Silver State including the 155,000 square-foot building that houses its cultivation and processing facility, the 8,000-square foot retail dispensary building, located in Sparks, Nevada servicing more than 36,000 customers per month, and its new 6000 square foot dispensary located in Fernley, Nevada which will go into operation this month.

ABOUT C21 INVESTMENTS
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close prior to the Company’s year end of January 31, 2019 to acquire Silver State, Phantom Farms, Pure Green and Swell in Oregon, and Letters of Intent to acquire and expected to also close prior to year-end with two dispensaries in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 is also in active discussions to acquire additional operations in the USA and globally, which includes the first CBD license issued in Ukraine. These developments are expected add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	Keturah Nathe
S2C Inc.	Director, C21 Investments
graeme@strategy2communications.com	knathe@cxxi.ca
+1 416 402- 7050	+1 604 718- 2800 # 312

No Offer or Solicitation:

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and, accordingly, may not be offered or sold within the United States, or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) closing of the acquisition (ii) C21’s anticipated competitive position in the Nevada market; (iii) future expansion of C21 in the State of Nevada; and (iv) closing of other acquisitions based on definitive agreements and letters of intent; and (vi) the impact of the acquisitions on the Company’s ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing the acquisition, C21’s inability to finance and complete previously announced acquisitions or, if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.